Royal Standard Minerals Inc.

(Expressed in United States Dollars)

Condensed Interim Consolidated Financial Statements

July 31, 2014

(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of Royal Standard Minerals Inc. (the "Company") have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)
(Unaudited)

	As at	As at
	July 31,	January 31,
	2014	2014

Assets
Current
Cash and cash equivalents	$11,173	$16,807
Sundry receivables and prepaids (Note 3)	1,337	5,553
Total assets	$12,510	$22,360

Liabilities
Current
Accounts payable and accrued liabilities (Note 5)	$56,201	$35,917
Due to shareholder (Note 9)	9,917	-
Total liabilities	66,118	35,917
Shareholders' Deficiency
Share capital (Note 6 (b))	28,273,230	28,273,230
Reserves	10,900,438	10,900,438
Accumulated deficit	(39,233,766)	(39,193,127)
Accumulated other comprehensive income	6,490	5,902
Total shareholder's deficiency	(53,608)	(13,557)
Total liabilities and shareholders' deficiency	$12,510	$22,360

The Company and Operations and Going Concern (Note 1)
Contingencies (Note 10)

Approved by the Board:

"Carmelo Marrelli"	"George Duguay"
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2014	2013	2014	2013

Expenses
Exploration and evaluation expenditures (Note 4)	$-	$71,187	$-	$103,649
General and administrative (Note 11)	11,700	(56,511)	40,639	85,553

	11,700	14,676	40,639	189,202

Operating loss	(11,700)	(14,676)	(40,639)	(189,202)

Finance income	-	-	-	9,343
Impairment of marketable securities	-	(29,999)	-	(29,999)
Foreign currency translation adjustment	-	(4,810)	-	(32,049)

Net loss for the period	$(11,700)	$(49,485)	$(40,639)	$(241,907)

Basic loss per share (Note 8)	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Diluted loss per share (Note 8)	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2014	2013	2014	2013

Net loss for the period	$(11,700)	$(49,485)	$(40,639)	$(241,907)

Other comprehensive income (loss)
Items that will be reclassified subsequently to income
Net unrealized loss on available-for-sale marketable securities	-	(14,000)	-	-
Items that will not be reclassified subsequently to income
Foreign currency translation	181	-	588	-

Comprehensive loss for the period	$(11,519)	$(63,485)	$(40,051)	$(241,907)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)
(Unaudited)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income	Total

Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)
Share-based payments	-	(1,471)	-	-	(1,471)
Net loss for the period	-	-	(241,907)	-	(241,907)

Balance, July 31, 2013	$28,104,264	$11,008,833	$(39,504,259)	$-	$(391,162)

Balance, January 31, 2014	$28,273,230	$10,900,438	$(39,193,127)	$5,902	$(13,557)
Foreign currency translation	-	-	-	588	588
Net loss for the period	-	-	(40,639)	-	(40,639)

Balance, July 31, 2014	$28,273,230	$10,900,438	$(39,233,766)	$6,490	$(53,608)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

	Six Months Ended
	July 31,
	2014	2013

Operating activities
Net loss for the period	$(40,639)	$(241,907)
Operating items not involving cash:
Depreciation	-	3,558
Accretion in asset retirement obligations	-	5,209
Share-based payments	-	(1,471)
Impairment of marketable securities	-	29,999
Foreign exchange	588	-
Changes in non-cash working capital:
Sundry receivables and prepaids	4,216	2,666,777
Accounts payable and accrued liabilities	20,284	(1,739,686)

Cash (used in) provided by operating activities	(15,551)	722,479

Financing activities
Advances from shareholder	9,917	-
Other repayments	-	(600,000)

Cash provided by (used in) financing activities	9,917	(600,000)

Change in cash and cash equivalents	(5,634)	122,479
Cash and cash equivalents, beginning of period	16,807	201,565

Cash and cash equivalents, end of period	$11,173	$324,044

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2014
(Unaudited)

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. is a publicly held company focused on identifying suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders. The Company was previously engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America but has disposed of these interests. The Company is continued under the Canada Business Corporations Act and its common shares are quoted in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors on September 22, 2014.

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company had a loss of $40,639 during the six months ended July 31, 2014 (six months ended July 31, 2013 - loss of $241,907), has an accumulated deficit of $39,233,766 (January 31, 2014 - $39,193,127). In addition, the Company has a working capital deficiency of $53,608 at July 31, 2014 (January 31, 2014 - working capital deficiency of $13,557).

There is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments, to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

2.	Significant Accounting Policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by the IASB and interpretations issued by the IFRIC.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2014
(Unaudited)

2.	Significant Accounting Policies (Continued)

Statement of compliance (continued)

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS issued and outstanding as of September 22, 2014. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended January 31, 2014, except as noted below. Any subsequent changes to IFRS that are given effect in the Company’s annual audited consolidated financial statements for the year ending January 31, 2015 could result in restatement of these unaudited condensed interim consolidated financial statements.

Adoption of new accounting standards

IAS 32 – Financial Instruments: Presentation (“IAS 32”) was amended by the IASB in December 2011 to clarify certain aspects of the requirements on offsetting. The amendments focus on the criterion that an entity currently has a legally enforceable right to set off the recognized amounts and the criterion that an entity intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. At February 1, 2014, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

New standards not yet adopted and interpretations issued but not yet effective

IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 - Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Earlier adoption is permitted.

3.	Sundry Receivables and Prepaids

	As at	As at
	July 31,	January 31,
	2014	2014

Sales tax receivables	$1,337	$5,193
Prepaid expenses	-	360

	$1,337	$5,553

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2014
(Unaudited)

4.	Exploration and Evaluation Expenditures on Mineral Properties

During the three and six months ended July 31, 2014 and 2013, the Company's exploration and evaluation expenditures were as follows:

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2014	2013	2014	2013

Fondaway Canyon and Dixie-Comstock Projects

Property acquisition costs	$-	$35,000	$-	$35,000
Consulting, wages and salaries	-	11,846	-	38,461
Travel	-	3,150	-	4,498
Office and general	-	1,084	-	2,030
	$-	$51,080	$-	$79,989

Kentucky Project

Office and general	$-	$18,328	$-	$20,102
Depreciation	-	1,779	-	3,558
	$-	$20,107	$-	$23,660
Total exploration activities	$-	$71,187	$-	$103,649

5.	Accounts Payable and Accrued Liabilities

	As at	As at
	July 31,	January 31,
	2014	2014

Trade payables	$39,663	$18,375
Accrued liabilities	16,538	17,542

	$56,201	$35,917

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2014
(Unaudited)

6.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares, each without par value.

(b) Issued

	Shares	Amount

Balance, January 31, 2013 and July 31, 2013	83,953,825	$28,104,264

Balance, January 31, 2014 and July 31, 2014	920,835,502	$28,273,230

7.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. Options granted may be subject to vesting restrictions in the discretion of the board.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the six months ended July 31, 2014 and 2013:

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2013	3,800,000	$0.27
Forfeited	(750,000)	$0.10
Balance, July 31, 2013	3,050,000	$0.26

Balance, January 31, 2014	2,350,000	$0.25
Forfeited	(2,200,000)	$0.26
Expired	(150,000)	$0.10
Balance, July 31, 2014	-	$-

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2014
(Unaudited)

8.	Basic and Diluted Loss Per Share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2014	2013	2014	2013
Numerator:
Loss for the period	$(11,700)	$(49,485)	$(40,639)	$(241,907)
Denominator:
Weighted average number of common shares outstanding for basic loss per share	920,835,502	83,953,825	920,835,502	83,953,825
Weighted average number of common shares outstanding for diluted loss per share	920,835,502	83,953,825	920,835,502	83,953,825
Basic loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)
Diluted loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The stock options were not included in the computation of diluted loss per share on July 31, 2014 and 2013 as their inclusion would be anti-dilutive.

9.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2014	2013	2014	2013

Salaries and benefits paid to directors and officers (2)	$-	$62,308	$-	$134,014
Share-based payments (1)	$-	$17,871	$-	$(1,471)

(1) Negative amount is the result of the reversal of previously recorded share-based payments on forfeited unvested options.

(2) Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company. Also included above are the fees for the previous Interim President and Chief Executive Officer and previous Chief Financial Officer whose fees for services for the three and six months ended July 31, 2013 were $45,149 and $90,034 and $24,767 and $45,445, respectively.

Paul G. Smith, a former director and Chairman of the Board, was the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Fees for services provided by Equity totaled $nil for the three and six months ended July 31, 2014 (three and six months ended July 31, 2013 - $736 and $1,519, respectively).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2014
(Unaudited)

9.	Related Party Transactions and Balances (Continued)

Daniel Crandall, the Chief Financial Officer, is a senior employee of Marrelli Support Services Inc. ("Marrelli Support"), a firm providing accounting services. Marrelli Support's President, Carmelo Marrelli, beneficially controls 278,960,559 common shares of the Company through his holding company, C. Marrelli Services Ltd. Fees for services provided by Marrelli Support totaled $2,241 and $6,313, respectively, for the three and six months ended July 31, 2014 (three and six months ended July 31, 2013 - $nil). As at July 31, 2014, Marrelli Support was owed $2,420 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

During the three and six months ended July 31, 2014, the Company incurred fees totaling $412 (three and six months ended July 31, 2013 - $nil) for filing services received from DSA Filing Services ("DSA"). Carmelo Marrelli is an officer and shareholder of DSA. As at July 31, 2014, DSA was owed $544 and this amount was included in accounts payable and accrued liabilities (January 31, 2014 - $nil).

During the three and six months ended July 31, 2014, the Company also obtained a loan of $9,917 (CDN $10,813) (three and six months ended July 31, 2013 - $nil) from C. Marrelli Services Ltd. This loan is non-interest bearing and is due on demand.

During the three and six months ended July 31, 2014, the Company incurred fees totaling $3,532 and $19,323, respectively, (three and six months ended July 31, 2013 - $nil) for legal services received from Kirsh Securities Law Professional Corporation, a law firm owned by the President and Chief Executive Officer of the Company. An amount of $19,332 is included in accounts payable and accrued liabilities at July 31, 2014 (January 31, 2014 - $nil).

During the three and six months ended July 31, 2014, the Company incurred fees totaling $1,372 (three and six months ended July 31, 2013 - $nil) for consulting services received from G. Duguay Services Inc., a firm where George Duguay, a director and shareholder of the Company, is the President. An amount of $1,376 is included in accounts payable and accrued liabilities at July 31, 2014 (January 31, 2014 - $nil).

To the knowledge of the directors and senior officers of the Company, as at July 31, 2014, no person or corporation beneficially owns or exercises control over common shares of the Company carrying more than 10% of the voting rights attached to all common shares of the Company other than as set out below:

		Percentage of
	Number of	outstanding
Major Shareholder	common shares	common shares

Lonnie Kirsh, Chief Executive Officer and Director	278,960,559	30.29%
George Duguay, Director	278,960,559	30.29%
C. Marrelli Services Ltd.	278,960,559	30.29%

None of the Company's major shareholders have different voting rights than other holders of the Company's common shares.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
July 31, 2014
(Unaudited)

10.	Contingencies

The Company’s previous wholly-owned subsidiary, Manhattan Mining Co. ("Manhattan"), received several documents filed in various district courts, one in Shelby County Chancery Court, Memphis, Tennessee and one in Elko County District Court, Elko, Nevada, from certain suppliers seeking payment of unpaid services provided to Manhattan and where applicable, interest and court costs. In addition, one of the suppliers is seeking compensation for unjust enrichment. Management of Manhattan attempted to settle both claims on several occasions, but was unsuccessful.

Manhattan has been dissolved and the Company is not liable to settle these claims.

11.	General and Administrative

	Three Months Ended		Six Months Ended
	July 31,		July 31,
	2014	2013	2014	2013
Corporate development	$895	$8,965	$1,574	$9,748
Insurance	-	7,045	-	14,181
Office and general	823	(3,653)	1,545	21,455
Professional fees	8,610	(154,278)	36,110	(105,885)
Wages and salaries (Note 9)	-	62,308	-	134,014
Share-based payments (Note 9)	-	17,871	-	(1,471)
Travel	-	5,231	38	13,511
Consulting fees (Note 9)	1,372	-	1,372	-
	$11,700	$(56,511)	$40,639	$85,553

12.	Segmented Information

The Company's operations comprise a single reporting segment which is currently inactive. As the operations comprise a single reporting segment, amounts disclosed in the unaudited condensed interim consolidated financial statements also represent segment amounts